SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                        SCHEDULE 13D/A1 (Amendment No. 1)
          Under the Securities Exchange Act of 1934 (Amendment No. 1)*

                                   IOMED, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    462028101
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                                 (CUSIP Number)

                                William F. Daniel
                              Elan Corporation, plc
                                  Lincoln House
                                  Lincoln Place
                                Dublin 2, Ireland
                                (353) 1-709-4000

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 22, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  45325S-10-1
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      (1)         NAME OF REPORTING PERSONS
                  Elan Corporation, plc

                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
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      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions) (a) [ ]
                  (b)  [  ]
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      (3)         SEC USE ONLY

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      (4)         SOURCE OF FUNDS (See Instructions)
                  WC, OO
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      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [  ]
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      (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Ireland
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   Number of      (7)    SOLE VOTING POWER
     Shares              -0-  (See Item 5)
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               1,862,492  (See Item 5)
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             -0-  (See Item 5)
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         1,862,492  (See Item 5)
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      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,862,492 (See Item 5)
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      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)  [  ]
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      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9% (See
                  Item 5)
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      (14)        TYPE OF REPORTING PERSON (See Instructions) CO
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                                  Page 2 of 10

CUSIP No.  45325S-10-1
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      (1)         NAME OF REPORTING PERSONS Elan International Services, Ltd.

                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
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      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions) (a) [ ]
                  (b)  [  ]
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      (3)         SEC USE ONLY

--------------------------------------------------------------------------------
      (4)         SOURCE OF FUNDS (See Instructions)
                  WC, OO
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      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [  ]
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      (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bermuda
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   Number of      (7)    SOLE VOTING POWER
     Shares              -0-  (See Item 5)
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               1,862,492  (See Item 5)
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             -0-  (See Item 5)
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         1,862,492  (See Item 5)
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      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,862,492 (See Item 5)
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      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)  [  ]
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      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9% (See
                  Item 5)
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      (14)        TYPE OF REPORTING PERSON (See Instructions) CO
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                                  Page 3 of 10

Item 1.    Security and Issuer.

     Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     This Amendment No. 1 is filed by Elan Corporation, plc, an Irish public limited company ("Elan"), and Elan's direct wholly-owned subsidiary, Elan International Services, Ltd., a Bermuda exempted company ("EIS"), and relates to the common stock, par value $.01 per share (the "Common Stock"), of Iomed, Inc., a Delaware corporation ("Issuer"). This Amendment No. 1 amends the Schedule 13D with the Securities and Exchange Commission (the "Commission") on May 19, 1998 (the "Schedule 13D"). The name and address of the principal executive offices of the Issuer is Iomed, Inc., 3385 West 1820 South, Salt Lake City, Utah 84104.

Item 2. Identity and Background.

     Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     This Schedule 13D is filed by Elan and EIS, in respect of Common Stock beneficially owned directly by EIS.

     Elan's principal place of business is Lincoln House, Lincoln Place, Dublin 2, Ireland. Elan is a worldwide biopharmaceutical company. EIS's principal place of business is 102 St. James Court, Flatts, Smiths, FL 04 Bermuda. EIS is an investment holding company.

     Schedule A to this Schedule 13D sets forth the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship or place of organization of each executive officer, director and controlling person of Elan and EIS.

     During the last five years, neither Elan, EIS nor any person identified on Schedule A to this Schedule 13D: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     Concurrent with the closing of the IPO ( as defined below), EIS acquired an aggregate of 2,100,192 shares stock of the Issuer, consisting of 1,206,391 shares of common stock, no par value (the "Common Stock"), and 893,801 shares of Series D Non-Voting Convertible Preferred Stock, for aggregate consideration of $15,751,438.41, which was provided by EIS's general corporate funds.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     In connection with a licensing and financing transaction consummated on April 14, 1997, the Issuer issued promissory notes, in the original principal amounts of $10,000,000 and $5,000,000 (respectively, the "A Note" and the "B Note"; collectively, the "Notes") to Elan International Management, Ltd. ("EIM"). Under the terms of a note purchase agreement by and among the Issuer, EIS and EIM (the "NPA"), pursuant to which the Notes were issued and sold, upon consummation of an initial public offering of Common Stock of the Issuer (an "IPO"), the Issuer was to repay the all principal and accrued interest on the Notes in full, and EIS was to subscribe for an amount of shares of Common Stock equal to the quotient obtained by dividing (i) the sum of principal and accrued interest on the Notes (i.e., $15,751,438.41) by (ii) the IPO price of Common Stock.

     Pursuant to an amendment to the NPA dated April 24, 1998 (the "Amendment"), the Issuer repaid all outstanding principal and interest on the Notes, and EIS subscribed for 1,206,391 shares of Common Stock and 893,801 shares of a newly created series of non-voting, convertible preferred stock.

     In addition, pursuant to the terms of the NPA, EIS received a five-year warrant to purchase Common Stock (the "Warrant"), which permitted EIS to purchase (post a reverse stock split) up to 104,167 shares at an exercise price of $21.60 per share. The Warrant has expired in accordance with its terms.

     The Issuer has granted certain demand and piggyback registration rights in respect of the Common Stock owned by EIS, including the Common Stock issuable upon conversion of the Series D Preferred Stock..

     The NPA provides that, for so long as EIS and its affiliates are the beneficial owners of at least 10% of the Common Stock on a fully diluted basis (including the Common Stock issuable upon conversion of the Series D Preferred Stock but not upon exercise of options), the Issuer shall use its best efforts to cause EIS to designate one member of the Issuer's Board of Directors.

     EIS intends to sell shares of the Common Stock from time to time in open market transactions, subject to market conditions any restrictions, including volume restrictions, imposed under applicable securities laws. EIS expects to evaluate its investment in the Issuer on an ongoing basis and EIS may determine to change its investment intent with respect to the Issuer at any time in the future. In determining from time to time whether to sell or to retain its holdings of securities of the Issuer, EIS will take into consideration such factors as it deems relevant, including the market price of the Common Stock, conditions in the securities markets generally, the Issuer's financial condition, business and prospects and general economic conditions. Subject to any restrictions imposed under applicable securities law, EIS reserves the right to dispose of all or a portion of its holdings of securities of the Issuer in public or private transactions and/or to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer. Any such transaction may be effected at any time or from time to time.

Item 5. Interest in Securities of Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) As of June 25, 2004, Elan (indirectly through its ownership of EIS) and EIS each beneficially own 1,862,492 shares of Common Stock (including 893,801 shares issuable upon conversion of the Series D Preferred Stock), representing 24.9% of the outstanding shares of Common Stock (based on 6,575,794 shares of Common Stock outstanding as of April 30, 2004 as reported in the Issuer's Form 10-Q for the quarterly period ended March 31, 2004).

     (b) As of June 25, 2004, Elan (indirectly through its ownership of EIS) and EIS each had the shared voting and dispositive power over 1,862,492 shares of Common Stock (including 893,801 shares issuable upon conversion of the Series D Preferred Stock), representing 24.9% of the outstanding shares of Common Stock (based on 6,575,794 shares of Common Stock outstanding as of April 30, 2004 as reported in the Issuer's Form 10-Q for the quarterly period ended March 31,
2004).

     (c) On June 22, 2004, EIS sold an aggregate of 237,700 shares of Common Stock in open Market Transactions as listed below:

------------------------------------ ------------------------------------
              AMOUNT                           PRICE PER SHARE
------------------------------------ ------------------------------------
                 2,300                               $3.57
------------------------------------ ------------------------------------
                 2,400                               $3.56
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                 1,500                               $3.55
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                 4,000                               $3.54
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                   500                               $3.53
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                 1,000                               $3.52
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                 2,000                               $3.51
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                 1,700                               $3.46
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                 1,000                               $3.40
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                 4,800                               $3.35
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                 5,000                               $3.34
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                 2,400                               $3.33
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                   400                               $3.32
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                 9,500                               $3.31
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                18,200                               $3.30
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                 1,000                               $3.29
------------------------------------ ------------------------------------
                   200                               $3.28
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                 6,000                               $3.27
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                16,800                               $3.25
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                15,000                               $3.22
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                13,000                               $3.21
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                10,100                               $3.20
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                   300                               $3.19
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                11,000                               $3.18
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                 2,700                               $3.17
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                10,000                               $3.15
------------------------------------ ------------------------------------
                 1,000                               $3.13
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                 4,900                               $3.11
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                10,300                               $3.10
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                   400                               $3.08
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                 8,300                               $3.05
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                15,000                               $3.03
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                   500                               $3.02
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                54,500                               $3.01
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                                  Page 6 of 10

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     Except as described in Items 3 and 4, there are no contracts, arrangements, understandings or relationships described in Item 6 of Schedule 13D.

Item 7.    Material to Be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     1. Joint Filing Agreement dated June 25, 2004 between Elan and EIS (filed herewith).

     2. Note Purchase and Warrant Agreement dated April 14, 1997 by and between Iomed, EIS and EIM (incorporated by reference to the Issuer's Schedule 13D filed on May 19, 1998).

     3. Amendment Agreement dated as of April 24, 1998, to the Note Purchase and Warrant Agreement dated April 24, 1997 (incorporated by reference to the Issuer's Schedule 13D filed on May 19, 1998).

     4. Registration Rights Agreement dated April 14, 1997 between Iomed and EIS (incorporateed by reference to the Issuer's Form S-1 Registration Statement filed on April 23, 1998).

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    June  25, 2004

                                ELAN CORPORATION, PLC



                                By:  /s/ William F. Daniel
                                     ---------------------------------
                                     Name:  William F. Daniel
                                     Title:    EVP, Company Secretary






                                ELAN INTERNATIONAL SERVICES, LTD.



                                By:  /s/ Kevin Insley
                                     -----------------------------
                                     Name:  Kevin Insley
                                     Title:    President

                                   SCHEDULE A

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director (other than Messrs. Armen, Boushel, Crowley, Gillespie, Groom, McGowan, McIntyre, McLaughlin, Selkoe, Thornburgh and Tully and Ms. Gray) of Elan are set forth below:

1. (a) G. Kelly Martin, (b) 345 Park Avenue, New York, New York 10154, (c) President and Chief Executive Officer, and (d) United States.

2. (a) Shane Cooke, (b) Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Executive Vice President and Chief Financial Officer, and (d) Ireland.

3.   (a) William F. Daniel (b) Lincoln House, Lincoln Place, Dublin 2, Ireland,
     (c) Executive Vice President and Company Secretary, and (d) Ireland.

4. (a) Jean Duvall, (b) 800 Gateway Blvd., South San Francisco, CA 94080, (c) Executive Vice President and General Counsel, and (d) United States.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director (other than Messrs. Martin and Daniel) of Elan are set forth below:

1. (a) Garo A. Armen, Ph.D., (b) 630 Fifth Avenue, Suite 2167, New York, New York 10111, (c) Chairman of the Board and Chief Executive Officer of Antigenics, Inc., and (d) United States.

2. (a) Brendan E. Boushel, (b) 9 Upper Mount Street, Dublin 2, Ireland, (c) Retired, and (d) Ireland.

3. (a) Laurence G. Crowley, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Governor (Chairman) Bank of Ireland, and (d) Ireland.

4. (a) Alan R. Gillespie, Ph.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Chairman, Ulster Bank Limited, and
     (d) United Kingdom.

5. (a) Ann Maynard Gray, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United Kingdom.

6. (a) John Groom, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United Kingdom.

7. (a) Kieran McGowan, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place Dublin 2, Ireland, (c) Retired, and (d) Ireland.

8. (a) Kevin McIntyre, M.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Associate Clinical Professor of Medicine at Harvard Medical School, and (d) United States.

9.   (a) Kyran McLaughlin, (b) Davy House, 49 Dawson Street, Dublin 2, Ireland,
     (c) Head of Equities and Corporate Finance, Davy Stockbrokers, and (d) Ireland.

10. (a) Dennis J. Selkoe, M.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Professor of Neurology and Neuroscience at Harvard Medical School, and (d) United States.

11. (a) Richard L. Thornburgh, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Counsel to the law firm of Kirkpatrick & Lockhart LLP, and (d) United States.

12. (a) Daniel P. Tully, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United States.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of EIS are set forth below:

1. (a) Kevin Insley, (b) c/o 102 St. James Court, Flatts, Smiths FL 04, Bermuda, (c) Director, President and Chief Financial Officer, and (d) United Kingdom.

2. (a) Debra Moore Buryj, (b) c/o 102 St. James Court, Flatts, Smiths FL 04, Bermuda, (c) Director and Vice President and, (d) United States.

3. (a) David J. Doyle, (b) c/o Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, (c) Director of EIS, and principal occupation is lawyer, law firm of Conyers, Dill & Pearman, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, and (d) Bermuda.

                                                                       Exhibit 1


                             JOINT FILING AGREEMENT

     The undersigned hereby agree to make joint filings of Schedule 13D with the U.S. Securities and Exchange Commission with respect to their beneficial ownership of the Common Stock, par value $.01 per share, of Iomed, Inc., including all amendments thereto.

Date:    June 25, 2004
                               ELAN CORPORATION, PLC


                               By:    /s/ William F. Daniel
                                    -----------------------------------
                                    Name:  William F. Daniel
                                    Title:    EVP, Company Secretary



                               ELAN INTERNATIONAL SERVICES, LTD.


                               By:    /s/ Kevin Insley
                                    ----------------------------------
                                    Name:  Kevin Insley
                                    Title:    President